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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of November, 2007.
Commission File Number 001-14946
CEMEX Corp.
(Translation of registrant's name into English)
Av. Ricardo Margain Zozaya #325, Colonia Valle del
Campestre, Garza Garcia, Nuevo Leon, Mexico 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will
file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X        Form 40-F ___
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___
Indicate by check mark whether the registrant by furnishing
the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____	  No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

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Media Relations
Jorge Perez
(52-81) 8888-4334

Investor Relations
Eduardo Rendon
(52-81) 8888-4256

Analyst Relations
Ricardo Sales
(212) 317-6008


CEMEX IN NEGOTIATIONS WITH READY MIX USA TO CONTRIBUTE AND
SELL ADDITIONAL ASSETS TO JOINT VENTURE


HOUSTON, TEXAS, November 13, 2007.- CEMEX, Inc., the U.S.
subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that it is in negotiations with Ready Mix USA, a private ready-mix concrete company with operations in the Southeastern United States, to expand the scope of their ready-mix joint venture formed in July 2005. The completion of the transaction is subject to the signing of a definitive agreement and obtaining the required regulatory approvals.

CEMEX intends to contribute assets valued at approximately
$150 million to the joint venture and intends to sell additional assets to the joint venture for approximately
$227 million in cash. As part of the transaction, Ready Mix
USA intends to make a $150 million cash contribution to the joint venture. Ready Mix USA will manage all the newly acquired assets. Following the transaction, the joint venture will continue to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

The assets that would be contributed and sold by CEMEX would include: 11 concrete plants, 12 limestone quarries, four concrete maintenance facilities, two aggregate distribution facilities and two administrative offices in Tennessee; three granite quarries, one aggregate distribution facility in Georgia; and, one limestone quarry and one concrete plant in Virginia. All these assets were acquired by CEMEX through its acquisition of Rinker Group
Limited earlier this year.

CEMEX intends to use the proceeds of the sale of these assets to reduce debt. The 2006 EBITDA for the operations involved was approximately $47 million.

We continue to be pleased with our joint venture with Ready Mix USA. We believe that this transaction will further enhance its ability to serve our customers even better than we do today, while strengthening our already successful relationship with Ready Mix USA, said Gilberto
Perez, President of CEMEX, Inc.

Ready Mix USA is excited to be expanding our joint venture with CEMEX. The joint venture has been successful due in large part to the excellent relationship with our partner.
The combination of CEMEXs global strength with our local strength has resulted in a great team, commented Marc
Bryant Tyson, President of Ready Mix USA.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.
CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).
Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				CEMEX, S.A.B. de C.V.
				(Registrant)



Date: 	November 15, 2007	By:/s/Rafael Garza
				Name:  Rafael Garza
				Title: Chief Comptroller